Exhibit 99.1

Huazhu Group Limited Announces Voting Results of Annual General Meeting

Shanghai, China, December 23, 2020 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (the “Company”), a world-leading hotel group, today announced that the 2020 annual general meeting of the Company (the “AGM”) was held on December 23, 2020. During the AGM, the following proposed resolutions were duly passed:

1.     the resolution as set out in the notice of the AGM dated November 20, 2020 (the “Notice of AGM”) regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2020 and the authorization for the directors of the Company to determine the remuneration of the auditor;

2.     the resolution as set out in the Notice of AGM regarding the authorization and approval for the amendment and restatement of the amended and restated articles of association of the Company;

3.     the resolution as set out in the Notice of AGM regarding the re-election of Ms. Lei Cao and Mr. Theng Fong Hee as independent directors of the Company; and

4.     the resolution as set out in the Notice of AGM regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2020, Huazhu operated 6,507 hotels with 634,087 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: https://ir.huazhu.com.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

https://ir.huazhu.com